Mail Stop 3030

January 7, 2009

Raymond Sadowski
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034

      Re: Avnet, Inc.
             Form 10-K for the fiscal year ended June 28, 2008
             Filed August 27, 2008
             File No. 001-04224

Dear Mr. Sadowski:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Brian R. Cascio
                       Accounting Branch Chief